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                             December 20, 2023

       Julie Zeiler
       Chief Financial Officer
       IRobot Corporation
       8 Crosby Drive
       Bedford , MA 01730

                                                        Re: IRobot Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 14,
2023
                                                            Response Letter
Dated September 8, 2023
                                                            File No. 001-36414

       Dear Julie Zeiler:

              We have reviewed your September 8, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8,
       2023 letter.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Financial Metrics and Non-GAAP Financial Measures, page 32

   1. We reviewed your response to prior comment 1. We continue to believe IP litigation expenses are normal,
recurring, cash operating expenses. Please revise future filing to not exclude IP litigation
expenses from Non-GAAP financial measures in any current, future or prior period
presented. Please refer to Questions 100.01 and 100.02 of the Division of
                                                        Corporation Finance   s
Compliance & Disclosure Interpretations on Non-GAAP Financial
                                                        Measures.
 Julie Zeiler
FirstName   LastNameJulie Zeiler
IRobot Corporation
Comapany20,
December     NameIRobot
               2023     Corporation
December
Page  2    20, 2023 Page 2
FirstName LastName
       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing